NO ACT

18
1-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038769

Received SEC

MAR 17 2009

Washington, DC 20549

March 17, 2009

Joseph F. Coyne, Jr.
Corporate Vice President, Deputy General Counsel
and Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

Re: Northrop Grumman Corporation
Incoming letter dated January 16, 2009

Dear Mr. Coyne:

This is in response to your letters dated January 16, 2009 and February 3, 2009 concerning the shareholder proposals submitted to Northrop Grumman by John Chevedden. We also have received letters from the proponent dated January 29, 2009, February 12, 2009, February 24, 2009, and March 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 16, 2009

The first proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Northrop Grumman's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The second proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Northrop Grumman's outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

The third proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Northrop Grumman's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings consistent with state law.

We are unable to concur in your view that Northrop Grumman may exclude the first proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Northrop Grumman may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Northrop Grumman may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Northrop Grumman may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Northrop Grumman may exclude the first proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Northrop Grumman may omit the first proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Northrop Grumman may exclude the second proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Northrop Grumman may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Northrop Grumman may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Northrop Grumman may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Northrop Grumman may exclude the second proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Northrop Grumman may omit the second proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Northrop Grumman may exclude the third proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Northrop Grumman may omit the third proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Northrop Grumman may exclude the third proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Northrop Grumman may omit the third proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Northrop Grumman may exclude the third proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Northrop Grumman may omit the third proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

March 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Northrop Grumman Corporation (NOC)
Rule 14a-8 Proposal by John Chevedden
Special Shareowner Meetings

Ladies and Gentlemen:

This further responds to the January 16, 2009 no action request and includes the December 23, 2009 modified proposal. The company did not request that this modification be replaced by an earlier submittal.

The following precedents were in regard to rule 14a-8 proposals with resolved text similar to the December 23, 2009 modified proposal:

- Burlington Northern Santa Fe Corporation (January 12, 2009)
- Allegheny Energy, Inc. (January 15, 2009)
- Honeywell International Inc. (January 15, 2009)
- Baker Hughes Inc. (January 16, 2009)
- Home Depot (January 21, 2009)
- Wyeth (January 28, 2009)
- AT&T (January 28, 2009)
- Verizon Communications Inc. (February 2, 2009)
- Bank of America Corporation (February 3, 2009)
- Morgan Stanley (February 4, 2009)
- CVS Caremark Corporation (February 6, 2009)

For these reasons and the previously submitted reasons to this incomplete no action request that does not include as exhibits the timely modifications of this proposal it is requested that the Staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
Kathleen Salmas <kathleen.salmas@ngc.com>

[NOC: Rule 14a-8 Proposal, December 1, 2008, Modified December 23, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive 2008 support at:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  "D" in Board Effectiveness.
  "High Governance Risk Assessment."
  "Very High Concern" in executive pay with $20 million for Ronald Sugar with pay for dependent travel, tax-gross-ups and unused vacation.
- Our directors also served on these boards rated "D" by The Corporate Library:

Aulana Peters	Merrill Lynch (MER)	
Aulana Peters	3M (MMM)	
Aulana Peters	Deere (DE)	
Richard Myers	Deere (DE)	
Richard Myers	United Technologies (UTX)	
Ronald Sugar	Chevron (CVX)	
Kevin Sharer	Chevron (CVX)	
Stephen Frank	Washington Mutual (WM)	
Bruce Gordon	Tyco (TYC)	(New Northrop director)
Bruce Gordon	CBS (CBS)	(New Northrop director)

- Aulana Peters (on our audit committee) was on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal unceremoniously departed with $161 million after he acquired subprime assets that contributed to $40 billion in write-downs.
- Nine directors were designated "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  Aulana Peters
  Lewis Coleman (our Lead Director)

Phillip Frost (who received 10-times as many withheld votes as other directors)
Vic Fazio
Charles Larson
Ronald Sugar
Kevin Sharer
Stephen Frank
Bruce Gordon

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden ***FISMA & OMB Memorandum M-07-16*** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Northrop Grumman Corporation (NOC)
Rule 14a-8 Proposal by John Chevedden
Special Shareowner Meetings

Ladies and Gentlemen:

This further responds to the January 16, 2009 no action request.

Contrary to the company argument there is no specific text in this proposal which would interfere with remaining directors filling Board vacancies.

Mr. Phillip Frost "received 10-times as many withheld votes as other directors" according to The Corporate Library attachment showing Mr. Frost with 26% in withheld votes and eight other active directors with less than 2.6% in withheld votes.

This text from the rule 14a-8 proposal explains why the points that follow from The Corporate Library are relevant (emphasis added):
The merits of this Special Shareowner Meetings proposal should also be considered ***in the context of the need for further improvements*** in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

This is simply a corresponding proponent version of a line of reasoning that companies have used for decades in their response to rule 14a-8 proposals:
That the company excels at certain points of measurement in corporate governance to the degree that the governance issue to be voted is not necessary or urgent.

In other words were the Northrop management position statement, corresponding to this proposal, to cite 5 items of corporate governance that Northrop excels at and which are not directly related to the topic of this proposal, the proponent would be powerless to prevent Northrop from publishing these points.

Therefore the company is seeking to deny the proponent a line of reasoning that the company can use freely.

The company appears to object to the supporting statements from The Corporate Library because they could be interpreted in a manner that is unfavorable to the company as specified in Staff Legal Bulletin No. 14B (CF), September 15, 2004:

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or ...

Staff Legal Bulletin No. 14B gives the company the following recourse:

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

The company cites a number of 2001 and 2002 precedents prior to Staff Legal Bulletin No. 14B (CF), September 15, 2004.

For these reasons and the previously submitted reasons to this incomplete no action request that does not include as exhibits the timely modifications of this proposal it is requested that the Staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
Kathleen Salmas <kathleen.salmas@ngc.com>

Page 10 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16

February 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Northrop Grumman Corporation (NOC)
Rule 14a-8 Proposal by John Chevedden
Special Shareowner Meetings

Ladies and Gentlemen:

This letter adds as attachments the two proposal modifications submitted to the company prior to the rule 14a-8 proposal due date. These two modifications were omitted from the company no action request.

The January 16, 2009 no action request received from Fried Frank should be summarily dismissed as incomplete and moot.

The company is required to submit complete documentation. Yet the company omitted the broker letter and the proposal modifications the company acknowledged receiving on December 22, 2008 and December 23, 2008.

Thus the company is apparently asking the Staff to go through a useless exercise of potentially excluding the December 1, 2008 proposal which would still permit the December 23, 2008 modification to be included in the proxy. The company provided no precedent of a timely submitted proposal modification being properly excluded that was never forwarded to the Staff.

For these reasons it is requested that this no action request be summarily dismissed as incomplete and moot.

Sincerely,

John Chevedden

cc:
Kathleen Salmas <kathleen.salmas@ngc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Ronald Sugar
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
PH: 310-553-6262
FX: 310-553-2076

MODIFIED DEC. 22, 2008

Rule 14a-8 Proposal

Dear Mr. Sugar,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 1, 2008
Date

cc: Stephen D. Yslas <stephen.yslas@ngc.com>
Corporate Secretary
PH: 310-201-3081
FX: 310-556-4556
cc: Kathleen Salmas <kathleen.salmas@ngc.com>
Assistant Secretary
PH: 310-201-3495

[NOC: Rule 14a-8 Proposal, December 1, 2008, Modified December 22, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive 2008 support at:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Board Effectiveness.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay with $20 million for Ronald Sugar with pay for dependent travel, tax-gross-ups and unused vacation.
- Our directors also served on these boards rated "D" by The Corporate Library:

Aulana Peters	Merrill Lynch (MER)	
Aulana Peters	3M (MMM)	
Aulana Peters	Deere (DE)	
Richard Myers	Deere (DE)	
Richard Myers	United Technologies (UTX)	
Ronald Sugar	Chevron (CVX)	
Kevin Sharer	Chevron (CVX)	
Stephen Frank	Washington Mutual (WM)	
Bruce Gordon	Tyco (TYC)	(New Northrop director)
Bruce Gordon	CBS (CBS)	(New Northrop director)

- Aulana Peters (on our audit committee) was on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal unceremoniously departed with $161 million after he acquired subprime assets that contributed to $40 billion in write-downs.
- Nine directors were designated "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  - Aulana Peters
  - Lewis Coleman (our Lead Director)

Phillip Frost (who received 10-times as many withheld votes as other directors)
Vic Fazio
Charles Larson
Ronald Sugar
Kevin Sharer
Stephen Frank
Bruce Gordon

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. Ronald Sugar
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
PH: 310-553-6262
FX: 310-553-2076

MODIFIED DEC. 22, 2008

MODIFIED DEC. 23, 2008

Rule 14a-8 Proposal

Dear Mr. Sugar,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 1, 2008
Date

cc: Stephen D. Yslas <stephen.yslas@ngc.com>
Corporate Secretary
PH: 310-201-3081
FX: 310-556-4556
cc: Kathleen Salmas <kathleen.salmas@ngc.com>
Assistant Secretary
PH: 310-201-3495

[NOC: Rule 14a-8 Proposal, December 1, 2008, Modified December 23, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive 2008 support at:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  "D" in Board Effectiveness.
  "High Governance Risk Assessment."
  "Very High Concern" in executive pay with $20 million for Ronald Sugar with pay for dependent travel, tax-gross-ups and unused vacation.
- Our directors also served on these boards rated "D" by The Corporate Library:

Aulana Peters	Merrill Lynch (MER)
Aulana Peters	3M (MMM)
Aulana Peters	Deere (DE)
Richard Myers	Deere (DE)
Richard Myers	United Technologies (UTX)
Ronald Sugar	Chevron (CVX)
Kevin Sharer	Chevron (CVX)
Stephen Frank	Washington Mutual (WM)
Bruce Gordon	Tyco (TYC) (New Northrop director)
Bruce Gordon	CBS (CBS) (New Northrop director)

- Aulana Peters (on our audit committee) was on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal unceremoniously departed with $161 million after he acquired subprime assets that contributed to $40 billion in write-downs.
- Nine directors were designated "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  Aulana Peters
  Lewis Coleman (our Lead Director)

Phillip Frost (who received 10-times as many withheld votes as other directors)
Vic Fazio
Charles Larson
Ronald Sugar
Kevin Sharer
Stephen Frank
Bruce Gordon

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –
Yes on 3**

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Corporate Vice President,
Deputy General Counsel and Secretary

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-201-3418

February 3, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Northrop Grumman Corporation – Omission of the Shareholder Proposal of John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), is submitting this supplemental letter to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"). The Company submitted a request for no-action relief to the Commission on January 16, 2009 (the "Initial Letter") regarding its receipt of a stockholder proposal (the "Proposal") from John Chevedden (the "Proponent"). This letter is intended to supplement, and does not replace, the Initial Letter. In accordance with Rule 14a-8(j), the Company has mailed a copy of this letter to the Proponent and has also enclosed six copies of this letter.

As explained in the Initial Letter, the Company received the Proposal from the Proponent on December 1, 2008. On December 22, 2008, and again on December 23, 2008, the Proponent sent the Company "modified" versions of the Proposal, which sought to make technical revisions to the second sentence of the Proposal. Pursuant to guidance in Staff Legal Bulletin 14 (CF) (July 13, 2001), the Company decided not to accept the Proponent's revisions, and accordingly the Initial Letter addressed the Proposal as originally submitted to the Company. The purpose of this supplemental letter is to clarify to the Staff that the Company views the three submissions sent to the Company by the Proponent as different versions of a single stockholder proposal, and not as three separate proposals.[1]

The Company respectfully requests that the Staff confirm its view that it is entitled to respond only to the Proponent's original submission, in accordance with the guidance in Staff Legal Bulletin 14 (CF). In the event that the Staff requires the Company to accept one or both of

1 Indeed, it is the Company's view that under no circumstances would the Proponent be permitted to submit three separate proposals. *See*, Exchange Act Rule 14a-8(c) ("Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting").

the Proponent's later submissions, the Company respectfully requests, in the alternative, that the Staff consider the Initial Letter as applying to all three submissions. The Company believes that all three of the Proponent's submissions would be excludable from the Company's definitive proxy materials for the 2009 Annual Meeting of Stockholders based on the arguments made in the Initial Letter.

Because the process of responding to a stockholder proposal has the potential to occupy signficant resources of the Company, the Company believes that it should be entitled to respond to only the first submission it received from the Proponent, without having to revise its arguments in an ongoing process as the Proponent submits additional drafts of his Proposal. The Company asks the Commission to agree that it would be inappropriate to allow the Proponent continual opportunities to return to the drawing board to tinker with his proposal. The Proponent has had ample opportunity to perfect the phrasing of a proposal of this particular subject matter, through his recent submission of numerous proposals that are nearly identical in substance to the Proposal. *See, e.g.*, Wyeth, No-Action Request (Dec. 17, 2008); Verizon Communications, Inc., No-Action Request (Dec. 15, 2008); Time Warner, Inc., No-Action Request (Dec. 29, 2008); Pfizer, Inc., No-Action Request (Dec. 19, 2008); JPMorgan Chase & Co., No-Action Request (Jan. 5, 2009); Honeywell International, Inc., No-Action Request (Dec. 18, 2008); General Electric Company (Dec. 8, 2008).

For the foregoing reasons, the Company respectfully requests that the Staff confirm that the Company is entitled to disregard the Proponent's later two submissions and, in the event that the Staff cannot so confirm, the Company respectfully requests that the Staff consider the Initial Letter as applying to all three submissions. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-201-3418.

Respectfully submitted,

Joseph F. Coyne, Jr.
Corporate Vice President, Deputy General Counsel
and Secretary

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Northrop Grumman Corporation (NOC)
Rule 14a-8 Proposal by John Chevedden
Special Shareowner Meetings

Ladies and Gentlemen:

The January 16, 2009 no action request received from Fried Frank should be summarily dismissed as incomplete and moot.

The company is required to submit complete documentation. Yet the company has omitted the broker letter and the modified proposals the company has acknowledged receiving on December 22, 2008 and December 23, 2008.

Thus the company is apparently asking the Staff to go through a useless exercise of potentially excluding the December 1, 2008 proposal which would still permit the December 23, 2008 proposal to be included in the proxy. The company provided no precedent of a proposal being properly excluded that was never forwarded to the Staff.

For these reasons it is requested that this no action request be summarily dismissed as incomplete and moot.

Sincerely,

John Chevedden

cc:
Joseph F. Coyne <joseph.coyne@ngc.com>

SEC Mail
Mail Processing
Section
JAN 16 2009
Washington, DC
109

NORTHROP GRUMMAN

Office of the Secretary

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

January [illegible], 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Northrop Grumman Corporation – Omission of the Shareholder Proposal of John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The purpose of this letter is to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2009 Annual Meeting of Stockholders. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter, the Company has notified Mr. Chevedden of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

I. Summary.

The Proposal,[1] attached hereto as Exhibit A, reads in part: "Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or

MISSING

[1] The Company received the Proposal from the Proponent on December 1, 2008. On December 22, 2008, and again on December 23, 2008, the Proponent sent the Company "modified" versions of the Proposal, which sought to revise the second sentence of the Proposal. Pursuant to guidance in Staff Legal Bulletin 14 (CF) (July 13, 2001), the Company has decided not to accept the Proponent's revisions. The Proposal discussed in this No-Action Request is the original version the Company received on December 1, 2008. Should the Staff believe for any reason that it is appropriate instead to consider one of these "modified" proposals, we believe that the entire Proposal is still excludable under Rule 14a-8(i)(3) because it is inherently vague and indefinite.

NORTHROP GRUMMAN

Office of the Secretary

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

January [illegible], 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Northrop Grumman Corporation – Omission of the Shareholder Proposal of John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The purpose of this letter is to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2009 Annual Meeting of Stockholders. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter, the Company has notified Mr. Chevedden of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

I. Summary.

The Proposal,[1] attached hereto as Exhibit A, reads in part: "Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or

1 The Company received the Proposal from the Proponent on December 1, 2008. On December 22, 2008, and again on December 23, 2008, the Proponent sent the Company "modified" versions of the Proposal, which sought to revise the second sentence of the Proposal. Pursuant to guidance in Staff Legal Bulletin 14 (CF) (July 13, 2001), the Company has decided not to accept the Proponent's revisions. The Proposal discussed in this No-Action Request is the original version the Company received on December 1, 2008. Should the Staff believe for any reason that it is appropriate instead to consider one of these "modified" proposals, we believe that the entire Proposal is still excludable under Rule 14a-8(i)(3) because it is inherently vague and indefinite.

charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." The Company believes the Proposal may be omitted:

- Pursuant to Rule 14a-8(i)(3), because it is inherently vague and indefinite;
- Pursuant to Rule 14a-8(i)(2), because it would cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation; and
- Pursuant to Rule 14a-8(i)(1), because it is not a proper subject for action by the Company stockholders under Delaware law.

The opinion of the Delaware law firm, Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B (the "Delaware Law Firm Opinion"), sets forth a detailed analysis of the relevant Delaware law, and the reasons (i) the Proposal would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for action by the Company stockholders under Delaware law.

II. The Proposal May be Omitted Because it is Inherently Vague and Indefinite.

Rule 14a-8(i)(3) permits an issuer to omit a stockholder proposal from its proxy materials where "the proposal, or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9 [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 prohibits statements "containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In interpreting the predecessor to Rule 14a-8(i)(3), the United States District Court for the Southern District of New York made clear that "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also* Int'l Bus. Machines Corp., SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005).

The Proposal is misleading as to its intended purpose, in violation of Rule 14a-9. The Proposal states in the second paragraph that "[s]pecial meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between meetings." This statement suggests falsely to the reader that adoption of the Proposal would allow shareholders of the Company to elect directors in the event of a vacancy on the Company's board of directors (the "Board") in between annual meetings. In fact, Section 3.07 of the Company's bylaws grants the right to fill vacancies on the Board to "the remaining directors then in office." A stockholder reading this part of the Proposal would not be faulted with thinking he or she was voting on a proposal with greater breadth and effect than is actually the case. This deficiency falls squarely within the concerns at which Rule 14a-8(i)(3) is directed and the Proposal should be excluded for this reason.

In addition, the Proposal is unclear as to the means envisioned for its implementation. The second sentence of the Proposal states that the right of stockholders to call special stockholder meetings "will not have any exception or exclusion conditions ... that apply only to shareholders but not to management and/or the board." The meaning of "exception or exclusion conditions" is ambiguous. The phrase could be interpreted to refer to procedural restrictions, substantive restrictions, or both. This ambiguity is particularly significant when considered in light of the significant procedural differences between a meeting called by a group of stockholders and a meeting called by the Board. For practical reasons, such procedural differences are largely unavoidable (such as with respect to how to decide whether to hold a meeting (i.e., the initial vote), the number of stockholders subsequently requiring notification of the meeting, etc.), though it is possible that the Proposal intends to capture these under its umbrella of "exception or exclusion conditions." The Proposal simply is not clear. It is entirely conceivable that the Company and its stockholders would take a different view on the meaning of this phrase in the Proposal. This gives rise to confusion when stockholders vote on the Proposal, as well as uncertainty as to the legal duties of the Board in implementing the Proposal were it to be adopted. As discussed above, the Commission has permitted companies to exclude proposals where "any actions(s) ultimately taken by the Company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. SEC No-Action Letter (Feb. 11, 1991). Last year the Staff permitted several companies to exclude proposals sent by or on behalf of the Proponent that contained a similar ambiguity in asking those companies' respective boards to "amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting." *See, e.g.*, CVS Caremark Corporation, SEC No-Action Letter (Feb. 21, 2008); Pfizer Inc., SEC No-Action Letter (Jan. 29, 2008); Time Warner Inc., SEC No-Action (Jan. 31, 2008). In each case, the companies pointed out that the "no restriction" requirement was ambiguous in much the same manner as the "exception or exclusion conditions" language is ambiguous here. For the same reasons, the Proposal is objectionably vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

In addition, the Proposal and Mr. Chevedden's supporting statement (the "Supporting Statement") contain numerous ambiguities and inaccuracies of the kind addressed in SEC Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B"). In SLB 14B, the Staff explained that exclusion of proposals is appropriate under Rule 14a-8(i)(3) where (among other circumstances):

- "the company demonstrates objectively that a factual statement is materially false or misleading;
- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and
- substantial portions of the supporting statement are irrelevant to a consideration of the

subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

In SLB 14B the Staff also noted that "Rule 14a-8(i)(3), unlike the other bases for exclusion under Rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole. Accordingly, companies have relied on Rule 14a-8(i)(3) to exclude portions of the supporting statement, even if the balance of the proposal and the supporting statement may not be excluded." Taking this into consideration, the Company believes that several portions of the Proposal and the Supporting Statement may be excluded under Rule 14a-8(i)(3) as falling under one or more of the circumstances listed by the Staff. These numerous ambiguities and inaccuracies are objectionable individually and have the collective effect of rendering the entire Proposal objectionably vague and indefinite (especially when considered in conjunction with the deficiencies in the Proposal already explained in this section of this letter). In the event that the Staff does not agree that the Proposal may be excluded in its entirety, the Company asks that it be permitted at the very least to delete these ambiguous and inaccurate assertions from the Supporting Statement.

First, the Supporting Statement asserts that purportedly similar proposals received votes of 66%, 67% and 69%, respectively, at the 2008 annual meetings of Occidental Petroleum, FirstEnergy and Marathon Oil. All of these percentages represent the percentage of votes cast, rather than the percentage of outstanding shares of common stock. The Proponent does not make clear whether the percentage cited is of votes cast or outstanding shares. Each vote as a percentage of outstanding shares of common stock were 53.0%, 50.6% and 51.6%, respectively. Furthermore, the Supporting Statement suggests that the proposals approved by the stockholders of these companies were substantively identical to the Proposal. In fact, this is not the case. Each of the three cited proposals requested a right to call special meetings with a 10%-25% vote of shareholders (though the proposals at FirstEnergy and Marathon Oil "favor[ed]" a 10% threshold), and none of these proposals contained the objectionably ambiguous "exception or exclusion condition" language included in the Proposal. These assertions as to percentage of votes in favor and as to the subject matters of the other proposals falsely and misleadingly suggest that there is broad support for the topic contained in the Proposal and should be omitted for this reason.

Second, the Supporting Statement indicates that Phillip Frost "received 10-times as many withheld votes as other directors." There is no context or other information presented with this statement explaining the vote to which it refers (such as with respect to the date and the company of the vote), but one could reasonably infer that it refers to the most recent vote for directors at the Company's 2008 annual meeting. At that meeting, Mr. Frost in fact received approximately 6.4 times as many withheld votes as the director with the next highest number of withheld votes (Lewis W. Coleman). To the extent that this information is even relevant to shareholders' consideration of the proposal, this numerical discrepancy is significant and the statement should be deleted for this reason.

Third, the Supporting Statement asserts that "Fidelity and Vanguard supported a shareholder right to call a special meeting." Neither part of this statement is accurate. While Vanguard supports in its proxy voting guidelines a "shareholders' right to call special meetings

of the board (for good cause and with ample representation)" (emphasis added), there is no reference in these guidelines to any support of a shareholder right to call a special meeting of *shareholders*. Vanguard Proxy Voting Guidelines, *available at* https://personal.vanguard.com /us/content/Home/WhyVanguard/AboutVanguardProxyVotingGuidelinesContent.jsp (last visited January 7, 2009). Fidelity classifies proposals "restricting the right to call special meetings" as "Anti-Takeover Provisions" and, while Fidelity funds generally vote against proposals to adopt Anti-Takeover Provisions and generally vote in favor of proposals to eliminate Anti-Takeover Provisions, nowhere do the Fidelity Proxy Guidelines indicate a general support for shareholder proposals topics similar to the one contained in the Proposal. Fidelity Corporate Governance and Proxy Guidelines, *available at* http://personal.fidelity.com/myfidelity/InsideFidelity/ InvestExpertise/governance.shtml.tvsr (last visited January 7, 2009). Furthermore, the use of the past tense word "supported" is ambiguous as to when, under what circumstances, and how many times Vanguard and Fidelity allegedly supported this type of proposal. Suggesting that such large and well-known institutional investors support shareholder proposals similar to the one at hand is materially false and misleading, and the statement containing these assertions should be removed from the Supporting Statement for these reasons.

Fourth, the Supporting Statement cites a litany of information from The Corporate Library relating to "the need for further improvements in our company's corporate governance and in individual director performance." This source is available on a subscription-only basis, leaving neither the Company nor the shareholders voting on the Proposal with any way to confirm the accuracy of the statements without incurring significant expenses. The cases in which proposals submitted by or on behalf of Mr. Chevedden have misstated, misquoted or otherwise misrepresented cited information so as to require subsequent revision are too numerous to list in their entirety. *See, e.g.*, Lockheed Martin Corp., SEC No-Action Letter (Feb. 05, 2001); Northrop Grumman Corp., SEC No-Action Letter (Feb. 16, 2001) (WSB File No. 022620016); Northrop Grumman Corp., SEC No-Action Letter (Feb. 16, 2001) (WSB File No. 0305200101); Northrop Grumman Corp., SEC No-Action Letter (Feb. 16, 2001) (WSB File No. 0305200104); Raytheon Co., SEC No-Action Letter (Mar. 13, 2002; Raytheon Co., SEC No-Action Letter (Mar. 12, 2002). In light of these prior cases, the Company and its stockholders should not be obligated to accept the veracity of the information included in the Supporting Statement without their own independent confirmation. Moreover, this information from The Corporate Library, while forming the majority of the Supporting Statement, is only ancillary to the subject matter of the Proposal. The Proposal concerns special shareholder meetings. However, the assertions attributed to The Corporate Library concern such wide-ranging subjects as stock option vesting and withheld votes for the election of directors. There is no explanation as to how these other subjects relate to the Proposal or how they would be affected, if at all, by passage of the Proposal. Similarly, the length of this citation renders its inclusion misleading, as such a long recitation of irrelevant information could conceivably lead shareholders to suppose that they were voting on a broader subject matter than is actually the case. The entire citation should be omitted from the Supporting Statement for these reasons.

The Staff has on numerous occasions permitted the exclusion under Rule 14a-8(i)(3) of proposals drafted by the Proponent which attempted to establish a shareholder right to call special meetings using less-than-clear language. *See, e.g.*, CVS Caremark Corporation, SEC No-Action Letter (Feb. 21, 2008); Pfizer Inc., SEC No-Action Letter (Jan. 29, 2008); Time Warner

Inc., SEC No-Action (Jan. 31, 2008). As noted in the preceding paragraph, the Staff has permitted the exclusion under Rule 14a-8(i)(3) of substantial portions of proposals and supporting statements authored by the Proponent that contained ambiguous or inaccurate assertions of fact. Thereby, the Proponent has been put on notice numerous times that these types of assertions made in proposals and supporting statements are not permitted. The Proposal and Supporting Statement in this case contain similar errors that render the Proposal objectionably misleading in its entirety. Either the entire Proposal should be excluded or, at the very least, the Company should be permitted to exclude these statements pursuant to Rule 14a-8(i)(3).

III. The Proposal May be Omitted Because it Would, if Implemented, Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal asks the Board to "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock ... the power to call special shareowner meetings" in a way that "such bylaw and/or charter text will not have any exception or exclusion conditions ... that apply only to shareowners but not to management and/or the board." The Proposal may be excluded under Rule 14a-8(i)(2) because the execution of this request would (i) restrict the power of the Board to call special meetings in such a way as to violate Delaware law, and (ii) either (A) give stockholders the power to call meetings on matters for which Delaware law allows only directors to call special meetings, or (B) restrict the ability of the Board to conduct fundamental corporate matters.

A. Under Delaware Law, the Directors' Right to Call Special Meetings Cannot Be Limited.

The Proposal asks that any "exception or exclusion conditions" that apply to stockholders also apply to the Board or management whenever either group calls special meetings. The Proposal itself already includes an explicit restriction on the right of stockholders to call special meetings: stockholders may only call special meetings if 10% or more so request. Following the mandate of the proposal would require the Board to share this restriction, so that the Board could only call special meetings if directors collectively owned 10% or more of the Company's stock. This proposition would be inconsistent with Delaware law. As explained in detail in the Delaware Law Firm Opinion, Section 211(d) of the Delaware General Corporation Law (the "DGCL") expressly gives the board of directors the power to call special meetings: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws." 8 *Del. C.* § 211(d). This provision of law grants the power to call special meetings to the board of directors without any restriction. No other provision of Delaware law restricts the power of the board of directors to call special meetings or authorizes any such restriction. Imposing a requirement of ownership of 10% of the Company's common stock or any other restriction on the right of the Board to call special meetings would therefore violate Delaware law.

B. Under Delaware Law, There Are Certain Matters For Which Stockholders May Not Call Special Meetings.

The Proposal asks that there be no "exception or exclusion conditions" applying to the ability of stockholders to call special meetings that would not also apply to the ability of the directors to call special meetings. However, Delaware law mandates that certain matters be approved by the board of directors prior to *any* vote by stockholders (at a special shareholder meeting or otherwise). For example, since the board of directors must approve any merger agreement before it is submitted to stockholders, only the board may call a meeting for the purpose of approving that merger agreement. *See Tansey v. Trade Show News Networks, Inc.*, 2001 Del. Ch. LEXIS 142, at *12-13 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" where its approval did not follow this procedure). Similarly, any amendment to a company's certificate of incorporation must first be recommended by the board prior to its presentation to the stockholders for their approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). In order to ensure that there would be no restrictions on the stockholders that did not also apply to the Board, these restrictions on the right of stockholders would either have to be eliminated, or they would have to be imposed upon the Board as well. The first option would clearly violate the prescriptions of Delaware law cited above. But the second option would also violate Delaware law insofar as it would impose severe restrictions on the ability of the board of directors to conduct the business of the Company. Restricting the ability of the Board to call special meetings on these topics would make it impossible for the Board to initiate a merger or an amendment to the Company's certificate of incorporation except at the Company's annual meeting. Limiting such basic powers of the board would be contrary to Delaware law. *See, e.g., Quickturn Design Sys. v. Shapiro*, 721 A.2d 821, 1291-1292 (Del. 1998) (delayed redemption provision in a rights plan "restrict[ed] the board's power in an area of fundamental importance" including, e.g., an acquisition of the corporation through a merger and was therefore invalid under DGCL Section 141(a)); *CA, Inc. v. Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (applying the reasoning in *Quickturn* to conclude that a stockholder-proposed bylaw requiring the board to reimburse a stockholder's proxy expenses was invalid because it limited the board's ability to satisfy its fiduciary duties).

* * *

In neither case does the parenthetical in the second sentence of the Proposal "(or fullest extent allowed by state law)" rectify the legal issues presented by the Proposal. By its terms, this parenthetical language applies only to the text of the actual amendment or amendments which are to grant a stockholder right to call special meetings. Any limitation on the stockholders' right appearing within such amendment (such as the requirement of 10% stock ownership) would be legal under Delaware law – Delaware law does not prohibit the restrictions on the right of stockholders to call special meetings potentially envisioned by the Proposal. However, what this parenthetical language does not address are the restrictions on the board of director's right to call special meetings which would need to be subsequently imposed elsewhere in the Company's

constituent documents. As discussed above, these are the restrictions which would violate Delaware law. The parenthetical language, under a plain reading, does not speak to them. Moreover, this language renders the substance of the amendments suggested by the Proposal indeterminate. If the Proponent were permitted to qualify the Proposal with the entire corpus of Delaware law, stockholders would have no way of knowing what, consistent with Delaware law, would remain of the Proposal on which they are being asked to vote. Taken to its logical conclusion, this approach could be used to rescue any proposal from conflicts with Delaware law, no matter how extreme the legal defects.

The Proposal asks the Board to grant stockholders the right to call special meetings. Doing so within the parameters described by the language of the Proposal would (i) restrict the absolute right of the Board to call special meetings, and (ii) either (A) grant stockholders the power to call special meetings on matters for which Delaware law allows only directors to call meetings, or (B) restrict basic powers of the Board to conduct the business of the Company. Because both of these outcomes would cause the Company to violate Delaware law, the Proposal is excludable under Rule 14a-8(i)(2).

IV. The Proposal May be Omitted Because it is an Improper Subject for Shareholder Action Under the Law of Delaware.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal asks the Board to amend the Company's "bylaws and each appropriate governing document" in a manner that would cause the Company to violate Delaware law. As explained in the Delaware Law Firm Opinion, the Proposal is therefore an improper subject for shareholder action under the Delaware law.

The Proponent has cast the Proposal in precatory terms, and the Company recognizes that such proposals, i.e., those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(1)(1) where the same proposal would be excluded if presented as a binding proposal. SEC Staff Legal Bulletin No. 14 (CF) (2001). However, the Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper matter for director action and should be excluded pursuant to Rule 14a-8(i)(1). *See, e.g.*, Pennzoil Corp., SEC No-Action Letter (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding pursuant to Rule 14a-8(i)(1) a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether ... the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"). As a result, the Proposal is excludable pursuant to Rule 14a-8(i)(1).

V. The Proponent Should Not be Permitted to Revise the Proposal.

Although we recognize that the Commission will, on occasion, permit proponents to

revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal," *see* SLB 14B, the Company asks the Commission to decline to grant the Proponent an opportunity to return to the drawing board to correct the serious flaws in the Proposal. The Proposal and the Supporting Statement contain numerous ambiguities, factual errors and irrelevant material, as explained in detail in Section II of this letter. The Proposal also lacks what would need to be a highly detailed working explanation of its own implementation and a description of the extent of any conditions on the proffered stockholder right to call special meetings. These deficiencies in the Proposal and the Supporting Statement are extensive and, as the Commission is no doubt aware, the Proponent has had ample prior experience in drafting shareholder proposals and has been notified on numerous occasions about serious flaws in similar proposals.

Far from "minor in nature," the Proponent would need to completely overhaul the Proposal and the Supporting Statement to make them comply with Rule 14a-8. Neither the Company nor the Staff should be forced to serve as copy editor for the Proponent, nor as legal counsel to identify and remedy the fatal flaws in his Proposal. Because the Proposal would require extensive revisions in order to comply with Rule 14a-8 and applicable Delaware law, the Company requests that the Staff agree that the Proposal should be omitted from the Proxy Materials entirely.

VI. Conclusion.

For the foregoing reasons, the Company respectfully requests that the Commission confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-201-3418.

Respectfully submitted,

Joseph F. Coyne, Jr.
Corporate Vice President, Deputy General Counsel
and Secretary

Exhibit A

Proposal Submitted By John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Ronald Sugar
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
PH: 310-553-6262
FX: 310-553-2076

Rule 14a-8 Proposal

Dear Mr. Sugar,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 1, 2008
Date

cc: Stephen D. Yslas <stephen.yslas@ngc.com>
Corporate Secretary
PH: 310-201-3081
FX: 310-556-4556
cc: Kathleen Salmas <kathleen.salmas@ngc.com>
Assistant Secretary
PH: 310-201-3495

[NOC: Rule 14a-8 Proposal, December 1, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive 2008 support at:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Board Effectiveness.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay with $20 million for Ronald Sugar with pay for dependent travel, tax-gross-ups and unused vacation.
- Our directors also served on these boards rated "D" by The Corporate Library:

Aulana Peters	Merrill Lynch (MER)	
Aulana Peters	3M (MMM)	
Aulana Peters	Deere (DE)	
Richard Myers	Deere (DE)	
Richard Myers	United Technologies (UTX)	
Ronald Sugar	Chevron (CVX)	
Kevin Sharer	Chevron (CVX)	
Stephen Frank	Washington Mutual (WM)	
Bruce Gordon	Tyco (TYC)	(New Northrop director)
Bruce Gordon	CBS (CBS)	(New Northrop director)

- Aulana Peters (on our audit committee) was on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal left with $161 million after he acquired subprime assets that contributed to $40 billion in write-downs.
- Nine directors were designated "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:

Aulana Peters
Lewis Coleman (our Lead Director)
Phillip Frost (who received 10-times as many withheld votes as other directors)
Vic Fazio
Charles Larson
Ronald Sugar
Kevin Sharer
Stephen Frank
Bruce Gordon

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Vote on exective pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

Opinion Of Morris, Nichols, Arsht & Tunnell LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 15, 2009

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: **Stockholder Proposal Submitted By John Chevedden**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Northrop Grumman Corporation, a Delaware corporation (the "Company"), by John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company (the "Bylaws") and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareholder meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions" to calling a special meeting that apply "only to shareowners."[1]

---

[1] The Proposal reads:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion

(continued)

II. Summary.

In our opinion, the Board would violate Delaware law if it attempted to amend the Bylaws or other "appropriate governing document" to allow the stockholders to call special meetings of stockholders pursuant to the Proponent's Proposal. As explained in Part III herein, implementing the Proposal would violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL").

For the foregoing reason, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Directors' Right to Call Special Meetings Cannot Be Limited.

The Proposal would require that any "exception or exclusion condition" applied to stockholders also be applied to the Board or management. Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of the stockholders to call a special meeting, the Proposal would necessarily require the same condition to be applied to the Board, so that the Board could only call a special meeting if the directors collectively owned 10% of the outstanding common stock. As discussed below, this limitation is inconsistent with the Board's unqualified statutory power to call special meetings.

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws." 8 *Del. C.* § 211(d). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[2] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

(continued)

> conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

2 The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

Section 109(b) of the DGCL states that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation." Similarly, Section 102(b)(1) of the DGCL authorizes the certificate of incorporation of a Delaware corporation to include provisions "regulating . . . the power of directors," but expressly states that such provisions may not be "contrary to the laws of this state." 8 *Del. C.* § 102(b)(1). For the reasons noted above, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.

The Proponent's attempt to limit the Board's unqualified statutory power to call a special meeting is also inconsistent with other provisions of the DGCL.[3] Delaware law provides that "[t]he business and affairs of every corporation ... shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242 (2008). In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (board's fiduciary duties were implicated when it decided to reschedule a special meeting for the approval of a merger); *Perlegos v. Atmel Corp.*, 2007 Del. Ch. LEXIS 25, at *105 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties relating to call and cancellation of a special meeting). Those duties do not disappear when directors fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy— a result that the law will not permit.

---

3 Although one need look only to the express terms of Section 211(d) to determine that the Proposal is invalid, we note that the legislative history of Section 211(d) further supports our opinion. Commentary from an advisor to the committee that substantially revised the DGCL in 1967, states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

B. The Proposal Would Violate Delaware Law Because There Are Certain Matters For Which Stockholders May Not Call Meetings.

The Proposal requires that there be no "exception or exclusion condition," to the extent such provisions are permitted by law, that apply only to stockholders. However, as noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 Del. Ch. LEXIS 142, at *12-13 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). Similarly, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, the DGCL prohibits stockholders from calling meetings for certain purposes and reserves the right to call special meetings to the board in those circumstances.[4] The Proposal would permit an exception to the grant of authority to stockholders to call special meetings where stockholders are not permitted by the DGCL to call such meeting, but it would require that there also be a parallel exception limiting the board's authority to call special meetings in such a circumstance. The latter exception would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Quickturn Design Sys. v. Shapiro*, 721 A.2d 821, 1291-1292 (Del. 1998) (delayed redemption provision in a rights plan "restrict[ed] the board's power in an area of fundamental importance" (e.g., an acquisition of the corporation through a merger) and was thus invalid under Section 141(a)); *CA, Inc. v. Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (applying the reasoning in *Quickturn* to conclude that a stockholder-proposed bylaw requiring the board to reimburse a stockholder's proxy expenses was invalid because it limited the board's ability to satisfy its fiduciary duties).

* * *

Implementation of the Proposal thus violates Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the

---

4 The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders, and, as discussed above, the applicable limits on stockholders (*e.g.*, the 10% threshold) are permitted insofar as they apply to the stockholders.

stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal places restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate an express provision of the DGCL, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2639409

Exhibit C

Bylaws of Northrop Grumman Corporation

BYLAWS
OF
NORTHROP GRUMMAN CORPORATION
(A Delaware Corporation)

ARTICLE I
OFFICES

Section 1.01 Registered Office. The registered office of Northrop Grumman Corporation (the "Corporation") in the State of Delaware shall be at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the registered agent at that address shall be The Corporation Trust Company.

Section 1.02 Principal Executive Office. The principal executive office of the Corporation shall be located at 1840 Century Park East, Los Angeles, California 90067. The Board of Directors of the Corporation (the "Board of Directors") may change the location of said principal executive office.

Section 1.03 Other Offices. The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.01 Annual Meetings. The annual meeting of stockholders of the Corporation shall be held on such date and at such time as the Board of Directors shall determine. At each annual meeting of stockholders, directors shall be elected in accordance with the provisions of Section 3.04 hereof and any proper business may be transacted in accordance with the provisions of Section 2.06 and Section 2.08 hereof.

Section 2.02 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

Section 2.03 Place of Meetings. Each annual or special meeting of stockholders shall be held at such location as may be determined by the Board of Directors or, if no such determination is made, at such place as may be determined by the Chairman of the Board. If no location is so determined, any annual or special meeting shall be held at the principal executive office of the Corporation.

Section 2.04 Notice of Meetings. Unless otherwise required by law, written notice of each annual or special meeting of stockholders stating the date and time when, and the place where, it is to be held shall be given to stockholders entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. The purpose or purposes for which the meeting is called may, in the case of an annual meeting, and shall, in the case of a special meeting, also be stated. If mailed, notice is given when it is deposited in the United States mail, postage prepaid, directed to a stockholder at his address as it shall appear on the stock books of the Corporation.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 2.05 Conduct of Meetings. All annual and special meetings of stockholders shall be conducted in accordance with such rules and procedures as the Board of Directors may determine subject to the requirements of applicable law and, as to matters not governed by such rules and procedures, as the chairman of such meeting shall determine. The chairman of any annual or special meeting of stockholders shall be either the Chairman of the Board

or any person designated by the Chairman of the Board. The Secretary, or in the absence of the Secretary, a person designated by the chairman of the meeting, shall act as secretary of the meeting.

Section 2.06 Notice of Stockholder Business and Nominations. Nominations of persons for election to the Board and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's proxy materials with respect to such meeting, (b) by or at the direction of the Board or (c) by any stockholder of record of the Corporation (the "Record Stockholder") at the time of the giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this section. For the avoidance of doubt, the foregoing clause (c) shall be the exclusive means for a stockholder to bring nominations and the foregoing business (other than business included in the Corporation's proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the "Exchange Act")) before an annual meeting of stockholders.

For nominations or business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of the foregoing paragraph, (1) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (2) any such business must be a proper matter for stockholder action under applicable law, and (3) the Record Stockholder and the beneficial owner, if any, on whose behalf any such proposal or nomination is made, must have acted in accordance with the representations set forth in the Solicitation Statement required by these Bylaws. To be timely, a Record Stockholder's notice shall be received by the Secretary at the principal executive offices of the Corporation not less than 90 or more than 120 days prior to the one-year anniversary (the "Anniversary") of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders; provided, however, that if the annual meeting is convened more than 30 days prior to or delayed by more than 30 days after the Anniversary of the preceding year's annual meeting, notice by the Record Stockholder to be timely must be so received not later than the close of business on the later of (i) the 135th day before such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. Notwithstanding anything in the preceding sentence to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least 10 days before the last day a Record Stockholder may deliver a notice of nomination in accordance with the preceding sentence, a Record Stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation. In no event shall an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described herein.

Such Record Stockholder's notice shall set forth:

(a) if such notice pertains to the nomination of directors, as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director (i) all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act and such person's written consent to serve as a director if elected, and (ii) a statement whether such person, if elected, intends to tender, promptly following such person's election, an irrevocable resignation effective upon such person's failure to receive the required vote for reelection at any future meeting at which such person would face reelection and upon acceptance of such resignation by the Board of Directors, in accordance with the Corporation's Principles of Corporate Governance;

(b) as to any business that the Record Stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such Record Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(c) as to the (1) Record Stockholder giving the notice and (2) the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a "party")

(i) the name and address of each such party, as they appear on the Corporation's books;

(ii) the class, series and number of shares of the Corporation that are owned beneficially and of record by each such party (which information set forth in this paragraph shall be supplemented by such stockholder or such

meeting following such an adjournment at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting.

Section 2.08 Votes Required. When a quorum is present at a meeting, a matter submitted for stockholder action shall be approved if the votes cast "for" the matter exceed the votes cast "against" such matter, unless a greater or different vote is required by statute, any applicable law or regulation (including the applicable rules of any stock exchange), the rights of any authorized class of stock, the Certificate of Incorporation of the Corporation (the "Certificate") or these Bylaws. Unless the Certificate or a resolution of the Board of Directors adopted in connection with the issuance of shares of any class or series of stock provides for a greater or lesser number of votes per share, or limits or denies voting rights, each outstanding share of stock, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 2.09 Proxies. A stockholder may vote the shares owned of record by him either in person or by proxy in any manner permitted by law, including by execution of a proxy in writing or by telex, telegraph, cable, facsimile or electronic transmission) by the stockholder himself or by his duly authorized officer, director, employee or agent. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 2.10 Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual meeting or special meeting of stockholders of the Corporation, unless the Board of Directors authorizes such action to be taken by the written consent of the holders of outstanding shares of stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and the Certificate have been satisfied.

Section 2.11 List of Stockholders. The Secretary of the Corporation shall prepare and make (or cause to be prepared and made), at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of, and the number of shares registered in the name of, each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting in the manner provided by Section 219 of the Delaware General Corporation Law (the "DGCL") (or any successor provision thereof). The list shall also be produced and kept at the time and place of the meeting during the duration thereof, and may be inspected by any stockholder who is present.

Section 2.12 Inspectors of Election. In advance of any meeting of stockholders, the Board of Directors may appoint Inspectors of Election to act at such meeting or at any adjournment or adjournments thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If such Inspectors are not so appointed or fail or refuse to act, the chairman of any such meeting may (and, to the extent required by law, shall) make such an appointment. The number of Inspectors of Election shall be one (1) or three (3). If there are three (3) Inspectors of Election, the decision, act or certificate of a majority shall be effective and shall represent the decision, act or certificate of all. No such Inspector need be a stockholder of the Corporation.

The Inspectors of Election shall have such duties and responsibilities as required under Section 231 of the DGCL (or any successor provision thereof).

ARTICLE III
DIRECTORS

Section 3.01 Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02 Number. Except as otherwise fixed pursuant to the provisions of Section 2 of Article Fourth of the Certificate in connection with rights to elect additional directors under specified circumstances which may be

granted to the holders of any class or series of Preferred Stock, par value One Dollar ($1.00) per share of the Corporation ("Preferred Stock"), the Board of Directors shall consist of twelve (12) authorized directorships.

Section 3.03 Independent Directors. At least sixty percent (60%) of the members of the Board of Directors of the Corporation shall at all times be "Independent Directors", which term is hereby defined to mean:

1. A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director's home) is an executive officer of the Company, would not be independent until three years after the end of such relationship.

2. A director who receives, or whose immediate family member receives as an executive officer of the Company, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.

3. A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.

4. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on the other company's compensation committee would not be independent until three years after the end of such service or employment relationship.

5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, would not be independent until three years after falling below such threshold.

6. A director who has or has had within the prior three years, a relationship with the Company that the Board of Directors deems material.

Section 3.04 Election and Term of Office. Except as provided in Section 3.07 hereof and subject to the right to elect additional directors under specified circumstances which may be granted, pursuant to the provisions of Section 2 of Article Fourth of the Certificate, to the holders of any class or series of Preferred Stock, directors shall be elected by the stockholders of the Corporation for a term expiring at the annual meeting of stockholders following their election. A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with Section 2.06 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Section 3.05 Election of Chairman of the Board. At the Organizational Meeting (as defined below) immediately following the annual meeting of stockholders, the directors shall elect a Chairman of the Board from among the directors who shall hold office until his successor shall have been elected or until his earlier resignation or removal as Chairman or as a director. Any vacancy in such office may be filled by the Board of Directors.

Section 3.06 Removal. Subject to the right to elect directors under specified circumstances which may be granted pursuant to Section 2 of Article Fourth of the Certificate to the holders of any class or series of Preferred Stock, any director may be removed from office only as provided in Article Tenth of the Certificate.

Section 3.07 Vacancies and Additional Directorships. Except as otherwise provided pursuant to Section 2 of Article Fourth of the Certificate in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for a term that shall end at the first annual meeting

following his or her election and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3.08 Meetings. Promptly after, and on the same day as, each annual election of directors by the shareholders, the Board shall, if a quorum be present, meet in a meeting (the "Organizational Meeting") to elect a chairman, appoint members of the standing committees of the Board, elect officers of the Corporation and conduct other business as appropriate. Additional notice of such meeting need not be given if such meeting is conducted promptly after the annual meeting to elect directors and if the meeting is held in the same location where the election of directors was conducted. Regular meetings of the Board shall be held at such times and places as the Board shall determine and as shall be publicized among all directors. A notice of each regular meeting shall not be required. A special meeting of the Board may be called by the Chairman of the Board, the Chief Executive Officer or a majority of the directors then in office and shall be held at such place, on such date and at such time as he or she or they may fix. Notice of special meetings shall be either (i) mailed to each director at least five days before the meeting, addressed to the director's usual place of business or to his or her residence address or to an address specifically designated by the director or (ii) given by telephone, telegraph, telex, facsimile or electronic transmission not less than twenty-four hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a meeting of the Board.

Section 3.09 Quorum. At all meetings of the Board of Directors, directors constituting a majority of the fixed number of directors shall constitute a quorum for the transaction of business. In the absence of a quorum, the directors present, by majority vote and without notice or waiver thereof, may adjourn the meeting to another date, place and time. At any reconvened meeting following such an adjournment at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 3.10 Votes Required. Except as otherwise required by applicable law, the Certificate or these Bylaws, the vote of a majority of the directors present at a meeting duly held at which a quorum is present shall be sufficient to pass any measure.

Section 3.11 Place and Conduct of Meetings. Other than the Organizational Meeting, each meeting of the Board of Directors shall be held at the location determined by the person or persons calling such meeting. At any meeting of the Board or Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine. The chairman of any regular or special meeting shall be the Chairman of the Board, or in his absence a person designated by the Board of Directors. The Secretary, or in the absence of the Secretary a person designated by the chairman of the meeting, shall act as secretary of the meeting.

Section 3.12 Fees and Compensation. Directors shall be paid such compensation as may be fixed from time to time by resolutions of the Board of Directors. Compensation may be in the form of an annual retainer fee or a fee for attendance at meetings, or both, or in such other form or on such basis as the resolutions of the Board of Directors shall fix. Directors shall be reimbursed for all reasonable expenses incurred by them in attending meetings of the Board of Directors and committees appointed by the Board of Directors and in performing compensable extraordinary services. Nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity, such as an officer, agent, employee, consultant or otherwise, and receiving compensation therefor.

Section 3.13 Committees of the Board of Directors. The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 3.14 Meetings of Committees. Each committee of the Board of Directors shall fix its own rules of procedure and shall act in accordance therewith, except as otherwise provided herein or required by applicable law and any resolutions of the Board of Directors governing such committee. A majority of the members of each

committee shall constitute a quorum thereof, except that when a committee consists of one (1) or two (2) members then one (1) member shall constitute a quorum.

ARTICLE IV
OFFICERS

Section 4.01 Designation, Election and Term of Office. The Corporation shall have a Chairman of the Board and/or a President either of whom may be designated Chief Executive Officer by the Board of Directors, such Vice Presidents (each of whom may be assigned by the Board of Directors or the Chief Executive Officer an additional title descriptive of the functions assigned to him as the Board of Directors deems appropriate, a Secretary and a Treasurer. These officers shall be elected annually by the Board of Directors at the Organizational Meeting immediately following the annual meeting of stockholders, and each such officer shall hold office until a successor is elected or until his earlier resignation, death or removal. Any vacancy in any of the above offices may be filled for an unexpired portion of the term by the Board of Directors at any meeting thereof. The Chief Executive Officer may, by a writing filed with the Secretary, designate titles for employees and agents, as, from time to time, may appear necessary or advisable in the conduct of the affairs of the Corporation and, in the same manner, terminate or change such titles.

Section 4.02 Chairman of the Board. The Board of Directors shall designate the Chairman of the Board from among its members. The Chairman of the Board of Directors shall preside at all meetings of the Board, and shall perform such other duties as shall be delegated to him by the Board.

Section 4.03 President. The President shall perform such duties and have such responsibilities as may from time to time be delegated or assigned to him by the Board of Directors or the officer designated as the Chief Executive Officer.

Section 4.04 Chief Executive Officer. The Board of Directors shall designate either the Chairman of the Board or the President to be the Chief Executive Officer of the Corporation. Subject to the direction of the Board, the Chief Executive Officer shall be responsible for the general supervision, direction and control of the business and affairs of the Corporation.

Section 4.05 Chief Financial Officer. The Chief Financial Officer of the Corporation shall be responsible to the Chief Executive Officer for the management and supervision of all financial matters and to provide for the financial growth and stability of the Corporation. He shall attend all regular meetings of the Board of Directors and keep the directors currently informed concerning all significant financial matters that could impact upon the business or affairs of the Corporation. He shall also perform such additional duties as may be assigned to him from time to time by the Board of Directors or the Chief Executive Officer.

Section 4.06 Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. Executive vice presidents, senior vice presidents and vice presidents of the Corporation that are elected by the Board of Directors shall perform such duties as may be assigned to them from time to time by the Chief Executive Officer.

Section 4.07 Chief Legal Officer. The Chief Legal Officer of the Corporation shall be the General Counsel who shall be responsible to the Chief Executive Officer for the management and supervision of all legal matters. The General Counsel shall attend all regular meetings of the Board of Directors and shall keep the directors currently informed concerning all significant legal matters, particularly those involving important business, legal, moral or ethical issues that could impact upon the business or affairs of the Corporation.

Section 4.08 Secretary. The Secretary shall keep the minutes of the meetings of the stockholders, the Board of Directors and all committee meetings. The Secretary shall be the custodian of the corporate seal and shall affix it to all documents which he is authorized by law or the Board of Directors to sign and seal. The Secretary also shall perform such other duties as may be assigned from time to time by the Board of Directors or the Chief Executive Officer.

Section 4.09 Treasurer. The Treasurer shall be accountable to the Senior Vice President, Finance, and shall perform such duties as may be assigned to the Treasurer from time to time by the Board of Directors or the Senior Vice President, Finance.

Section 4.10 Appointed Officers. The Board of Directors or the Chief Executive Officer may appoint one or more Corporate Staff Vice Presidents, officers of groups or divisions or assistant secretaries, assistant treasurers and such other assistant officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as may be specified from time to time by the Board of Directors or the Chief Executive Officer.

Section 4.11 Absence or Disability of an Officer. In the case of the absence or disability of an officer of the Corporation the Board of Directors, or any officer designated by it, or the Chief Executive Officer may, for the time of the absence or disability, delegate such officer's duties and powers to any other officer of the Corporation.

Section 4.12 Officers Holding Two or More Offices. The same person may hold any two or more of the above-mentioned offices. However, no officer shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required by law, by the Certificate or by these Bylaws, to be executed, acknowledged or verified by any two or more officers.

Section 4.13 Compensation. The Board of Directors shall have the power to fix the compensation of all officers and employees of the Corporation.

Section 4.14 Resignations. Any officer may resign at any time by giving written notice to the Board of Directors, to the Chief Executive Officer, or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein unless otherwise determined by the Board of Directors. The acceptance of a resignation by the Corporation shall not be necessary to make it effective.

Section 4.15 Removal. Any officer of the Corporation may be removed, with or without cause, by the Board of Directors. Any assistant officer of the Corporation may be removed, with or without cause, by the Chief Executive Officer, or by the Board of Directors.

Section 4.16 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer, employee or agent, notwithstanding any provisions hereof.

ARTICLE V
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Section 5.01 Right to Indemnification. Each person who was or is made a party, or is threatened to be made a party, to any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that (i) he or she is or was a director, officer, employee, or agent of the Corporation (hereinafter an "indemnitee") or (ii) he or she is or was serving at the request of the Board of Directors or an executive officer (as such term is defined in Section 16 of the Exchange Act) of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, or by other applicable law as then in effect, against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith. The right to indemnification provided by this Article shall apply whether or not the basis of such proceeding is alleged action in an official capacity as such director, officer, employee or agent or in any other capacity while serving as such director, officer, employee or agent. Notwithstanding anything in this Section 5.01 to the contrary, except as provided in Section 5.03 of this Article with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Corporation.

Section 5.02 Advancement of Expenses. The right to indemnification conferred in Section 5.01 shall include the right to have the expenses incurred in defending or preparing for any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses") paid by the Corporation; provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is to be rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking containing such terms and conditions, including the requirement of security, as the Board of Directors

deems appropriate (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise. The Corporation shall not be obligated to advance fees and expenses to a director, officer, employee or agent in connection with a proceeding instituted by the Corporation against such person.

Section 5.03 Right of Indemnitee to Bring Suit. If a claim under Section 5.01 or 5.02 is not paid in full by the Corporation within sixty (60) calendar days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses under Section 5.02, in which case the applicable period shall be thirty (30) calendar days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.04 Nonexclusivity of Rights. (a) The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provisions of the Certificate, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(b) The Corporation may maintain insurance, at its expense, to protect itself and any past or present director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Corporation may enter into contracts with any indemnitee in furtherance of the provisions of this Article and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article.

(c) The Corporation may without reference to Sections 5.01 through 5.04 (a) and (b) hereof, pay the expenses, including attorneys fees, incurred by any director, officer, employee or agent of the Corporation who is subpoenaed, interviewed or deposed as a witness or otherwise incurs expenses in connection with any civil, arbitration, criminal or administrative proceeding or governmental or internal investigation to which the Corporation is a party, target, or potentially a party or target, or of any such individual who appears as a witness at any trial, proceeding or hearing to which the Corporation is a party, if the Corporation determines that such payments will benefit the Corporation and if, at the time such expenses are incurred by such individual and paid by the Corporation, such individual is not a party, and is not threatened to be made a party, to such proceeding or investigation.

Section 5.05 Indemnification of Employees and Agents of the Corporation. The Corporation may grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent permitted by law. The Corporation may, by action of its Board of Directors, authorize one or more officers to

grant rights for indemnification or the advancement of expenses to employees and agents of the Corporation on such terms and conditions as such officers deem appropriate.

Section 5.06 Nature of Rights. The rights conferred upon indemnitees in this Article V shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of this Article V that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE VI
STOCK

Section 6.01 Certificates. Each certificate of stock issued by the Corporation shall be signed in the name of the Corporation by the Chairman of the Board, or the President, or a Vice President, together with the Secretary, or an Assistant Secretary, or the Treasurer or Assistant Treasurer. Any or all of the signatures on any certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

Section 6.02 Transfer of Shares. Shares of stock shall be transferable on the books of the Corporation only by the holder thereof, in person or by his duly authorized attorney. If shares to be transferred are represented by a stock certificate, such certificate shall be surrendered for cancellation prior to the registration of such transfer on the books of the Corporation. The Board of Directors shall have power and authority to make such other rules and regulations concerning the issue, transfer and registration of certificates of the Corporation's stock as it may deem expedient.

Section 6.03 Transfer Agents and Registrars. The Corporation may have one or more transfer agents and one or more registrars of its stock whose respective duties the Board of Directors or the Secretary may, from time to time, define. No certificate of stock shall be valid until countersigned by a transfer agent, if the Corporation has a transfer agent, or until registered by a registrar, if the Corporation has a registrar. The duties of transfer agent and registrar may be combined.

Section 6.04 Stock Ledgers. Original or duplicate stock ledgers, containing the names and addresses of the stockholders of the Corporation and the number of shares of each class of stock held by them, shall be kept at the principal executive office of the Corporation or at the office of its transfer agent or registrar.

Section 6.05 Record Dates. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 6.06 New Certificates. In case any certificate of stock is lost, stolen, mutilated or destroyed, the Board of Directors may authorize the issuance of a new certificate in place thereof upon such terms and conditions as it

may deem advisable; or the Board of Directors may delegate such power to any officer or officers or agents of the Corporation; but the Board of Directors or such officer or officers or agents, in their discretion, may refuse to issue such a new certificate unless the Corporation is ordered to do so by a court of competent jurisdiction.

ARTICLE VII
RESTRICTIONS ON SECURITIES REPURCHASES

Section 7.01 Restrictions on Securities Repurchases.

1. Vote Required for Certain Acquisition of Securities. Except as set forth in Subsection 2 of this Section 7.01, in addition to any affirmative vote of stockholders required by any provision of law, the Certificate of Incorporation or Bylaws of this Corporation, or any policy adopted by the Board of Directors, neither the Corporation nor any Subsidiary shall knowingly effect any direct or indirect purchase or other acquisition of any equity security of a class of securities which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), issued by the Corporation at a price which is in excess of the highest Market Price of such equity security on the largest principal national securities exchange in the United States on which such security is listed for trading on the date that the understanding to effect such transaction is entered into by the Corporation (whether or not such transaction is concluded or a written agreement relating to such transaction is executed on such date, and such date to be conclusively established by determination of the Board of Directors), from any Interested Person, without the affirmative vote of the holders of the Voting Shares representing at least a majority of the aggregate voting power of all outstanding voting shares, excluding Voting Shares beneficially owned by such Interested Person, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or any agreement with any national securities exchange, or otherwise.

2. When a Vote is Not Required. The provisions of Subsection 1 of this Section 7.01 shall not be applicable with respect to:

a. any purchase, acquisition, redemption or exchange of such equity securities, the purchase, acquisition, redemption or exchange of which is provided for in the Corporation's Certificate of Incorporation;

b. any purchase or other acquisition of equity securities made as part of a tender or exchange offer by the Corporation to purchase securities of the same class made on the same terms to all holders of such securities and complying with the applicable requirements of the Exchange Act of 1934, as amended and the rules and regulations thereunder (or any successor provisions to such Act, rules or regulations);

c. any purchase or acquisition of equity securities made pursuant to an open market purchase program which has been approved by the Board of Directors.

3. Certain Definitions. For the purpose of this Section:

a. "Affiliate" and "Associate" shall have their respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on January 1, 2001.

b. "Beneficial Owner" and "Beneficial Ownership" shall have the meanings ascribed to such terms in Rule 13d-3 and Rule 13d-5 of the General Rules and Regulations under the Exchange Act, as in effect on January 1, 2001.

c. "Interested person" shall mean any person (other than the Corporation or any subsidiary) that is the direct or indirect Beneficial Owner of five percent (5%) or more of the aggregate voting power of the Voting Shares, and any Affiliate or Associate of any such person. For the purpose of determining whether a person is an Interested Person, the outstanding Voting Shares include unissued shares of voting stock of the Corporation of which the Interested Person is the Beneficial Owner, but shall not include any other shares of voting stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise or conversion of rights, warrants or options, or otherwise to any person who is not the Interested Person.

d. "Market Price" of shares of the class of equity security of the Corporation on any day shall mean the highest sale price (regular way) of shares of such class of such equity security on such day, or, if that day is not a trading day, on the trading day immediately preceding such day, on the largest principal national securities exchange

on which such class of stock is then listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, then the highest reported sale price for such shares in the over-the-counter market as reported on the NASDAQ National Market System, or if such sale price shall not be reported thereon, the highest bid price so reported, or, of such price shall not be reported thereon, as the same shall be reported by the National Quotation Bureau, Incorporated, or if the price is not determinable as set forth above, as determined in good faith by the Board of Directors.

e. "Person" shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group deemed to be a person pursuant to Section 13(d)(3) of the Exchange Act, as in effect on January 1, 2001.

f. "Subsidiary" shall mean any company or entity of which the Corporation owns, directly or indirectly, (i) a majority of the outstanding shares of equity securities, or (ii) shares having a majority of the voting power represented by all of the outstanding Voting Stock of such company entitled to vote generally in the election of directors. For the purpose of determining whether a company is a Subsidiary, the outstanding voting stock and shares of equity securities thereof shall include unissued shares of which The Corporation is the beneficial owner but, except for the purpose of determining whether a company is a Subsidiary for the purpose of Subsection 3(c) hereof shall not include any shares which may be issuable pursuant to any agreement, arrangement, or understanding, or upon the exercise of conversion rights, warrants or options, or otherwise to any Person who is not the Corporation.

g. "Voting shares" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

ARTICLE VIII
SUNDRY PROVISIONS

Section 8.01 Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December of each year.

Section 8.02 Seal. The seal of the Corporation shall bear the name of the Corporation and the words "Delaware" and "Incorporated January 16, 2001."

Section 8.03 Voting of Stock in Other Corporations. Any shares of stock in other corporations or associations, which may from time to time be held by the Corporation, may be represented and voted in person or by proxy at any of the stockholders' meetings thereof by the Chief Executive Officer or his designee. The Board of Directors, however, may by resolution appoint some other person or persons to vote such shares, in which case such person or persons shall be entitled to vote such shares upon the production of a certified copy of such resolution.

Section 8.04 Amendments. These Bylaws may be adopted, repealed, rescinded, altered or amended only as provided in Articles Fifth and Sixth of the Certificate.

As amended, September 17, 2008.